Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Crown Entertainment Announces Unaudited First Quarter 2016 Earnings and Declares Quarterly Dividend

Macau, Wednesday, May 4, 2016 – Melco Crown Entertainment Limited (Nasdaq: MPEL) (“Melco Crown Entertainment” or the “Company” or “we”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today reported its unaudited financial results for the first quarter of 2016.

Net revenue for the first quarter of 2016 was US$1,103.6 million, representing an increase of approximately 5% from US$1,054.3 million for the comparable period in 2015. The increase in net revenue was primarily attributable to the net revenue generated by Studio City, which started operations in October 2015 and City of Dreams Manila, which commenced rolling chip operations in February 2015, partially offset by lower rolling chip revenues and mass market table games revenues at City of Dreams and Altira Macau.

Adjusted property EBITDA(1) was US$248.8 million for the first quarter of 2016, as compared to Adjusted property EBITDA of US$253.3 million in the first quarter of 2015. The 2% year-over-year decline in Adjusted property EBITDA was mainly attributable to lower contribution from the group-wide rolling chip segment, partially offset by the contribution from newly-opened Studio City and fully-operating City of Dreams Manila.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the first quarter of 2016 was US$39.8 million, or US$0.07 per ADS, compared with net income attributable to Melco Crown Entertainment of US$60.6 million, or US$0.11 per ADS, in the first quarter of 2015. The net loss attributable to noncontrolling interests during the first quarter of 2016 of US$35.1 million was related to Studio City and City of Dreams Manila.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “Our results in the first quarter of 2016 demonstrated the resilient nature of the mass market segments in Macau, improving trends at City of Dreams Manila and our ongoing commitment to streamlining costs which have enabled us to deliver group-wide Adjusted EBITDA which was flat compared to the first quarter of 2015, despite a declining revenue environment in Macau.

“With the successful opening of our second integrated resort in Cotai, Studio City, we have further expanded our mass market offerings in Macau, including world-class entertainment, hotel, and other non-gaming amenities, together with innovative and immersive gaming offerings, which deliver an array of amenities that allow us to target a greater depth of customers as highlighted by the approximately 18% year-over-year increase in mass table gross gaming revenue we delivered during the first quarter of 2016 in Macau.

“To ensure that City of Dreams in Macau remains the undisputed leader in the premium mass segment in Macau, we continue to make exciting enhancements to the property, including a meaningful retail upgrade which is due to begin opening in the middle of this year, together with the fifth hotel tower which will create a new landmark for Macau and the region when it opens in 2018.

“The operating environment continues to stabilize in Macau, particularly in the mass market gaming segments which represents the primary driver of our Company’s profitability in Macau. We remain resolute in our belief that Macau remains the most important and exciting gaming destination in Asia. With ongoing improvements in infrastructure, including the Hong Kong – Zhuhai – Macau Bridge, the Taipa ferry terminal and the Macau light rail system, together with the rapid expansion of Hengqin Island, Macau is uniquely positioned to cater towards the burgeoning and increasingly consumer-focused, middle-to-upper-class in China and around the region.

“In the Philippines, City of Dreams Manila has delivered improved performance across all gaming and non-gaming metrics which, together with a strong commitment to managing costs, has enabled the property to deliver an approximately tenfold increase in Adjusted property EBITDA compared to the first quarter of 2015.

City of Dreams First Quarter Results

For the quarter ended March 31, 2016, net revenue at City of Dreams was US$678.6 million compared to US$805.9 million in the first quarter of 2015. City of Dreams generated Adjusted EBITDA of US$205.6 million in the first quarter of 2016, representing a decrease of 13% compared to US$235.8 million in the comparable period of 2015. The decline in Adjusted EBITDA was primarily a result of lower rolling chip revenues and mass market table games revenues.

Rolling chip volume totaled US$9.8 billion for the first quarter of 2016 versus US$13.5 billion in the first quarter of 2015. The rolling chip win rate was 3.2% for both quarters ended March 31, 2016 and 2015. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop decreased to US$1,073.5 million compared with US$1,199.0 million in the first quarter of 2015. The mass market table games hold percentage was 36.7% in the first quarter of 2016 compared to 35.9% in the first quarter of 2015.

Gaming machine handle for the first quarter of 2016 was US$1,044.5 million, compared with US$1,242.0 million in the first quarter of 2015. The gaming machine win rate was 3.4% in the first quarter of 2016 versus 3.5% in the first quarter of 2015.

Total non-gaming revenue at City of Dreams in the first quarter of 2016 was US$62.0 million, compared with US$66.7 million in the first quarter of 2015.

Altira Macau First Quarter Results

For the quarter ended March 31, 2016, net revenue at Altira Macau was US$108.4 million compared to US$148.7 million in the first quarter of 2015. Altira Macau generated negative Adjusted EBITDA of US$14.0 million in the first quarter of 2016 compared with Adjusted EBITDA of US$6.8 million in the first quarter of 2015. The year-over-year decrease in Adjusted EBITDA was primarily a result of lower rolling chip revenues and higher provision for doubtful debt.

Rolling chip volume totaled US$4.6 billion in the first quarter of 2016 versus US$7.4 billion in the first quarter of 2015. The rolling chip win rate was 2.8% in the first quarter of 2016 versus 2.5% in the first quarter of 2015. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$135.2 million in the first quarter of 2016, a decrease from US$159.3 million generated in the comparable period in 2015. The mass market table games hold percentage was 17.0% in the first quarter of 2016 compared with 17.2% in the first quarter of 2015.

Gaming machine handle for the first quarter of 2016 was US$8.7 million, compared with US$7.2 million in the first quarter of 2015. The gaming machine win rate was 5.9% in the first quarter of 2016 versus 6.1% in the first quarter of 2015.

Total non-gaming revenue at Altira Macau in the first quarter of 2016 was US$6.9 million compared with US$8.5 million in the first quarter of 2015.

Mocha Clubs First Quarter Results

Net revenue from Mocha Clubs totaled US$31.8 million in the first quarter of 2016 as compared to US$34.9 million in the first quarter of 2015. Mocha Clubs generated US$6.5 million of Adjusted EBITDA in the first quarter of 2016 compared with US$8.3 million in the same period in 2015.

Gaming machine handle for the first quarter of 2016 was US$670.7 million, compared with US$757.4 million in the first quarter of 2015. The gaming machine win rate was 4.6% in the first quarter of 2016 versus 4.5% in the first quarter of 2015.

Studio City First Quarter Results

Studio City started operations on October 27, 2015. For the quarter ended March 31, 2016, net revenue at Studio City was US$178.7 million. Studio City generated Adjusted EBITDA of US$22.1 million in the first quarter of 2016.

Mass market table games drop was US$547.0 million and the mass market table games hold percentage was 22.8% in the first quarter of 2016.

Gaming machine handle was US$409.7 million and the gaming machine win rate was 3.6% in the first quarter of 2016.

Total non-gaming revenue at Studio City in the first quarter of 2016 was US$58.2 million.

City of Dreams Manila First Quarter Results

For the quarter ended March 31, 2016, net revenue at City of Dreams Manila was US$95.4 million compared to US$52.7 million in the first quarter of 2015. City of Dreams Manila generated Adjusted EBITDA of US$28.6 million in the first quarter of 2016 compared to US$2.9 million in the comparable period of 2015. The year-over-year improvement in Adjusted EBITDA was primarily a result of increased casino revenues, including from the junket operations which began in the middle of 2015.

Rolling chip volume totaled US$1.5 billion for the first quarter of 2016 versus US$185.5 million in the first quarter of 2015. The rolling chip win rate was 2.8% in the first quarter of 2016 versus negative 0.8% in the first quarter of 2015. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$120.4 million compared with US$101.8 million in the first quarter of 2015. The mass market table games hold percentage was 27.5% in the first quarter of 2016 compared to 25.2% in the first quarter of 2015.

Gaming machine handle for the first quarter of 2016 was US$451.4 million, compared with US$385.7 million in the first quarter of 2015. The gaming machine win rate was 6.1% in the first quarter of 2016 versus 5.9% in the first quarter of 2015.

Total non-gaming revenue at City of Dreams Manila in the first quarter of 2016 was US$24.1 million, compared with US$20.2 million in the first quarter of 2015.

Other Factors Affecting Earnings

Total net non-operating expenses for the first quarter of 2016 were US$60.1 million, which mainly included interest income of US$2.8 million and interest expenses, net of capitalized interest, of US$52.5 million and US$13.8 million of other finance costs. We recorded US$10.5 million of capitalized interest during the first quarter of 2016, primarily relating to the development of the fifth hotel tower at City of Dreams.

The year-on-year increase of US$24.3 million in net non-operating expenses was primarily due to lower capitalized interest in the current quarter.

Depreciation and amortization costs of US$140.0 million were recorded in the first quarter of 2016, of which US$14.3 million was related to the amortization of our gaming subconcession and US$5.7 million was related to the amortization of land use rights.

Financial Position and Capital Expenditure

Total cash and bank balances as of March 31, 2016 totaled US$2.3 billion, including US$0.3 billion of bank deposits with original maturity over three months and US$0.2 billion of restricted cash, primarily related to Studio City. Total debt at the end of the first quarter of 2016 was US$4.0 billion.

Capital expenditure for the first quarter of 2016 were US$118.1 million, which predominantly related to various projects at City of Dreams, including the fifth hotel tower development.

The shareholders and potential investors of Melco Crown Entertainment are advised not to place undue reliance on the unaudited earnings and financial information of the Company for the first quarter of 2016. The shareholders and potential investors of the Company are advised to exercise caution in dealing in the securities of the Company.

Dividend Declaration

On May 4, 2016, our Board considered and approved the declaration and payment of a quarterly dividend of US$0.0073 per share (equivalent to US$0.0219 per ADS) for the first quarter of 2016 (the “Quarterly Dividend”). The Quarterly Dividend will be paid on or about Tuesday, May 31, 2016 to our shareholders whose names appear on the register of members of the Company at the close of business on Tuesday, May 17, 2016, being the record date for determination of entitlements to the Quarterly Dividend.

Conference Call Information

Melco Crown Entertainment will hold a conference call to discuss its first quarter 2016 financial results on Wednesday, May 4, 2016 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll / International	1 845 675 0437
HK Toll	852 3018 6771
HK Toll Free	800 906 601
UK Toll Free	080 8234 6646
Australia Toll	61 290 833 212
Australia Toll Free	1 800 411 623
Philippines Toll Free	1 800 1651 0607

Passcode	MPEL

An audio webcast will also be available at http://www.melco-crown.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll Free	800 963 117
Philippines Toll Free	1 800 1612 0166

Conference ID	92703192

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Others expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)	“Adjusted net income” is net income before pre-opening costs, development costs and property charges and others. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Crown Entertainment with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”). Melco is a listed company on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the Chief Executive Officer of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

For investment community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Senior Vice President, Corporate Communications and Public Relations

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended March 31,
	2016	2015
	(Unaudited)	(Unaudited)
OPERATING REVENUES
Casino	$1,022,258	$1,011,242
Rooms	63,452	44,563
Food and beverage	40,984	29,507
Entertainment, retail and others	48,202	23,217

Gross revenues	1,174,896	1,108,529
Less: promotional allowances	(71,329)	(54,277)

Net revenues	1,103,567	1,054,252

OPERATING COSTS AND EXPENSES
Casino	(723,583)	(716,794)
Rooms	(8,536)	(5,255)
Food and beverage	(18,073)	(8,001)
Entertainment, retail and others	(29,075)	(15,122)
General and administrative	(110,319)	(93,430)
Payments to the Philippine Parties	(7,160)	(3,136)
Pre-opening costs	(635)	(41,278)
Development costs	(6)	(20)
Amortization of gaming subconcession	(14,309)	(14,309)
Amortization of land use rights	(5,704)	(16,118)
Depreciation and amortization	(119,971)	(80,277)
Property charges and others	(404)	(301)

Total operating costs and expenses	(1,037,775)	(994,041)

OPERATING INCOME	65,792	60,211

NON-OPERATING INCOME (EXPENSES)
Interest income	2,804	1,820
Interest expenses, net of capitalized interest	(52,490)	(27,039)
Other finance costs	(13,838)	(12,382)
Foreign exchange gain, net	2,556	1,254
Other income, net	842	548

Total non-operating expenses, net	(60,126)	(35,799)

INCOME BEFORE INCOME TAX	5,666	24,412
INCOME TAX EXPENSE	(938)	(574)

NET INCOME	4,728	23,838
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	35,068	36,791

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$39,796	$60,629

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.025	$0.038

Diluted	$0.024	$0.037

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.074	$0.113

Diluted	$0.073	$0.112

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,618,015,902	1,616,031,719

Diluted	1,626,113,586	1,627,484,296

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	March 31, 2016	December 31, 2015
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,715,244	$1,611,026
Bank deposits with original maturity over three months	320,493	724,736
Restricted cash	236,956	317,118
Accounts receivable, net	248,536	271,627
Amounts due from affiliated companies	989	1,175
Deferred tax assets	—	19
Income tax receivable	—	62
Inventories	33,665	33,074
Prepaid expenses and other current assets	62,862	61,324

Total current assets	2,618,745	3,020,161

PROPERTY AND EQUIPMENT, NET	5,764,173	5,760,229
GAMING SUBCONCESSION, NET	356,248	370,557
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	155,226	159,677
DEFERRED TAX ASSETS	43	83
DEFERRED FINANCING COSTS, NET	168,035	179,808
LAND USE RIGHTS, NET	827,428	833,132

TOTAL ASSETS	$9,976,033	$10,409,782

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$14,690	$15,588
Accrued expenses and other current liabilities	936,300	1,056,850
Income tax payable	2,063	3,487
Capital lease obligations, due within one year	31,117	29,792
Current portion of long-term debt	156,661	106,505
Amounts due to affiliated companies	2,630	2,464
Amount due to a shareholder	434	—

Total current liabilities	1,143,895	1,214,686

LONG-TERM DEBT	3,811,823	3,856,200
OTHER LONG-TERM LIABILITIES	90,554	80,962
DEFERRED TAX LIABILITIES	55,018	55,598
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	278,156	270,477

SHAREHOLDERS’ EQUITY
Ordinary shares	16,309	16,309
Treasury shares	(273)	(275)
Additional paid-in capital	2,971,674	3,075,459
Accumulated other comprehensive losses	(20,466)	(21,934)
Retained earnings	1,071,284	1,270,074

Total Melco Crown Entertainment Limited shareholders’ equity	4,038,528	4,339,633
Noncontrolling interests	558,059	592,226

Total equity	4,596,587	4,931,859

TOTAL LIABILITIES AND EQUITY	$9,976,033	$10,409,782

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Crown Entertainment Limited to

Adjusted Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2016	2015
	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Crown Entertainment Limited	$39,796	$60,629
Pre-opening Costs, Net	296	26,157
Development Costs, Net	6	20
Property Charges and Others, Net	404	301

Adjusted Net Income Attributable to Melco Crown Entertainment Limited	$40,502	$87,107

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.025	$0.054

Diluted	$0.025	$0.054

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.075	$0.162

Diluted	$0.075	$0.161

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,618,015,902	1,616,031,719

Diluted	1,626,113,586	1,627,484,296

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended March 31, 2016
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(19,901)	$3,361	$160,562	$(23,329)	$(5,437)	$(49,464)	$65,792
Payments to the Philippine Parties	—	—	—	—	7,160	—	7,160
Land Rent to Belle Corporation	—	—	—	—	840	—	840
Pre-opening Costs	—	—	77	558	—	—	635
Development Costs	—	—	—	—	—	6	6
Depreciation and Amortization	5,826	3,079	44,301	44,707	24,275	17,796	139,984
Share-based Compensation	(82)	34	473	124	1,775	3,213	5,537
Property Charges and Others	197	—	191	—	—	16	404

Adjusted EBITDA	(13,960)	6,474	205,604	22,060	28,613	(28,433)	220,358
Corporate and Others Expenses	—	—	—	—	—	28,433	28,433

Adjusted Property EBITDA	$(13,960)	$6,474	$205,604	$22,060	$28,613	$—	$248,791

	Three Months Ended March 31, 2015
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(59)	$5,128	$182,719	$(23,718)	$(50,363)	$(53,496)	$60,211
Payments to the Philippine Parties	—	—	—	—	3,136	—	3,136
Land Rent to Belle Corporation	—	—	—	—	894	—	894
Pre-opening Costs	—	—	361	12,334	26,201	2,382	41,278
Development Costs	—	—	—	—	—	20	20
Depreciation and Amortization	6,862	3,132	52,156	10,893	21,305	16,356	110,704
Share-based Compensation	30	21	262	29	1,703	2,766	4,811
Property Charges and Others	—	—	301	—	—	—	301

Adjusted EBITDA	6,833	8,281	235,799	(462)	2,876	(31,972)	221,355
Corporate and Others Expenses	—	—	—	—	—	31,972	31,972

Adjusted Property EBITDA	$6,833	$8,281	$235,799	$(462)	$2,876	$—	$253,327

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to

Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2016	2015
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$248,791	$253,327
Corporate and Others Expenses	(28,433)	(31,972)

Adjusted EBITDA	220,358	221,355
Payments to the Philippine Parties	(7,160)	(3,136)
Land Rent to Belle Corporation	(840)	(894)
Pre-opening Costs	(635)	(41,278)
Development Costs	(6)	(20)
Depreciation and Amortization	(139,984)	(110,704)
Share-based Compensation	(5,537)	(4,811)
Property Charges and Others	(404)	(301)
Interest and Other Non-Operating Expenses, Net	(60,126)	(35,799)
Income Tax Expense	(938)	(574)

Net Income	4,728	23,838
Net Loss Attributable to Noncontrolling Interests	35,068	36,791

Net Income Attributable to Melco Crown Entertainment Limited	$39,796	$60,629

Melco Crown Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended March 31,
	2016	2015
Room Statistics:
Altira Macau
Average daily rate (3)	$208	$228
Occupancy per available room	95%	99%
Revenue per available room (4)	$197	$225

City of Dreams
Average daily rate (3)	$197	$206
Occupancy per available room	94%	99%
Revenue per available room (4)	$185	$203

Studio City
Average daily rate (3)	$137	N/A
Occupancy per available room	96%	N/A
Revenue per available room (4)	$131	N/A

City of Dreams Manila
Average daily rate (3)	$157	$227
Occupancy per available room	86%	76%
Revenue per available room (4)	$135	$173

Other Information:
Altira Macau
Average number of table games	127	121
Average number of gaming machines	62	59
Table games win per unit per day (5)	$12,823	$19,470
Gaming machines win per unit per day (6)	$91	$81

City of Dreams
Average number of table games	500	506
Average number of gaming machines	1,072	1,265
Table games win per unit per day (5)	$15,648	$19,021
Gaming machines win per unit per day (6)	$364	$380

Studio City
Average number of table games	246	N/A
Average number of gaming machines	1,113	N/A
Table games win per unit per day (5)	$5,561	N/A
Gaming machines win per unit per day (6)	$146	N/A

City of Dreams Manila
Average number of table games	277	231
Average number of gaming machines	1,656	1,745
Table games win per unit per day (5)	$2,959	$1,241
Gaming machines win per unit per day (6)	$183	$145

(3)	Average daily rate is calculated by dividing total room revenue including the retail value of promotional allowances by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenue including the retail value of promotional allowances by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points